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<TYPE>  EX-12

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                                                                                                 Exhibit 12

United Air Lines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended
	September 30

	2000	1999
	(In Millions)
Earnings:
Earnings before income taxes, extraordinary item
and cumulative effect of accounting change	$ 563	$ 1,711
Fixed charges, from below	788	766
Undistributed (earnings) losses of affiliates	4	(26)
Interest capitalized	(57)	(56)

Earnings	$ 1,298	$ 2,395
	=====	=====

Fixed charges:

Interest expense	$ 304	$ 280
Portion of rental expense representative
of the interest factor	484	486

Fixed charges	$ 788	$ 766
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Ratio of earnings to fixed charges	1.65	3.13
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